October 18, 2024

Patrick J. Haveron
Chief Executive Officer and Chief Financial Officer
Maiden Holdings, Ltd.
94 Pitts Bay Road, 1st Floor
Pembroke HM 08, Bermuda

        Re: Maiden Holdings, Ltd.
            Definitive Proxy Statement on Schedule 14A
            Filed March 27, 2024
            File No. 001-34042
Dear Patrick J. Haveron:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program